                                                               Exhibit 12-B
                        Atlantic City Electric Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)
                            ----------------------



                                    12 Months
                                      Ended                     Year Ended December 31,
                                    June 30,     ----------------------------------------------------------
                                      1999           1998           1997           1996           1995
                                  -------------  -------------  -------------  -------------  -------------
Net income                        $      61,668  $      30,276  $      85,747  $      75,017  $      98,752
                                  -------------  -------------  -------------  -------------  -------------

Income taxes                             35,647         18,178         50,442         36,958         48,277
                                  -------------  -------------  -------------  -------------  -------------

Fixed charges:
 Interest on long-term debt
    including amortization of
    discount, premium and expense        62,084         63,940         64,501         64,847         62,879
 Other interest                           3,392          3,435          3,574          4,019          4,364
 Preferred dividend requirements
    of susidiary trusts                   6,989          6,052          5,775          1,428              -
                                  -------------  -------------  -------------  -------------  -------------
      Total fixed charges                72,465         73,427         73,850         70,294         67,243
                                  -------------  -------------  -------------  -------------  -------------
Earnings before income taxes
 and fixed charges                $    169,780   $     121,881  $     210,039  $     182,269  $     214,272
                                  =============  =============  =============  =============  =============


Fixed charges                     $      72,465  $      73,427  $      73,850  $      70,294  $      67,243

Preferred dividend requirements           3,948          5,289          7,506         14,214         20,839
                                  -------------  -------------  -------------  -------------  -------------

Total fixed charges and preferred
  dividend requirements           $      76,413  $      78,716  $      81,356  $      84,508  $      88,082
                                  =============  =============  =============  =============  =============

Ratio of earnings to fixed charges
  and preferred dividends                  2.22           1.55           2.58           2.16           2.43

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the interest factor associated with the ACE's major leases. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.